Filed by: GameStop Corp.

(Commission File No.: 001-32637)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

(and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended)

Subject Company: eBay, Inc.

Commission File No.: 001-37713

Item 1 Explanatory Note: On June 4, 2026, Ryan Cohen, Chairman and CEO of GameStop Corp., was interviewed by Barron’s in connection with an article. That article was published on June 5, 2026, and is included below.

Ryan Cohen Is Ready to Talk About eBay. For Real.

By Connor Smith

“I want to own eBay,” GameStop CEO Ryan Cohen says. “I want to own it for the long term. It’s a great business that’s been poorly managed.”

Ryan Cohen isn’t done chasing eBay. A few weeks after his offer to purchase the online marketplace was rejected and described by eBay’s board as “neither credible nor attractive,” the Chewy co-founder and GameStop activist-turned-CEO suggested to Barron’s that he’s willing to take GameStop’s offer directly to eBay shareholders.

In a roughly hourlong conversation with Barron’s, Cohen said his company’s offer to eBay isn’t just credible but also in the interest of shareholders.

After years of slashing costs and closing stores, GameStop this week reported its most profitable quarter on record. It’s a sign of the company’s transformation from meme-driven videogame retailer to a leading seller of collectibles.

Cohen and team have arguably created a viable rival to eBay, at least in the red-hot area of trading cards. He says the synergies would create value for both GameStop and eBay.

“The categories where we’re having the most success, eBay is as well. And what eBay is doing online, we’re doing offline,” Cohen says. “These are businesses that tie in very well.”

In the end, Cohen seems to be taking eBay’s rejection personally and has continued to build his company’s position in the stock. At last count, GameStop had a 7.8% stake in eBay.

“I want to own eBay,” Cohen says. “I want to own it for the long term. It’s a great business that’s been poorly managed.”

Cohen says that GameStop’s physical stores are a good compliment to eBay’s online success. Photo: Getty Images; Bloomberg

Cohen had plenty more to say in a June 4 interview. Here’s an edited version of the conversation:

Barron’s: What went into GameStop’s latest quarter?

Ryan Cohen: It was the best first-quarter operating earnings in the company’s history. The collectibles business is very strong. We’ve got a dominant position in the category. Refurbished tech is really strong. And these are categories that directly overlap with eBay’s business.

Barron’s: You’ve said previously that GameStop didn’t necessarily “excite you” but eBay does. What does that mean?

Ryan Cohen: My circle of competence is e-commerce. I had a lot of learning to do going into a physical retailer. There’s a lot of the things that worked well at Chewy—it’s a different playbook in physical retail.

But eBay’s business is a business that is similar to Chewy. I understand e-commerce, and it’s my wheelhouse. E-commerce is something I understand very well, whereas physical retail was learning on the job.

Barron’s: How would you balance the debt load?

Ryan Cohen: I built Chewy with negative working capital, so it actually consumed very little cash to turn it from zero into a multibillion-dollar company with negative working capital.

GameStop has a strong balance sheet. And at eBay, I don’t want to run a hot business. So, my focus would be on rapidly deleveraging it and pulling costs out of the system. I’ve said that I’m going to pull $2 billion out. There’s a lot of fat to cut over there, and it’s going to make the business stronger, the same way it has made GameStop stronger.

When you’re overweight and you get in shape, you’re healthier. GameStop today is a much stronger business than it was when its expenses were double.

Barron’s: Why hasn’t private equity swooped in?

Ryan Cohen: Private equity is really good at raising money and charging management fees. I’m an operator. You tell me: Are there other examples like GameStop? You have a company that’s in such a decline, in such a difficult industry, but in a few years it’s totally different. Nobody talks about it.

Barron’s: I definitely haven’t seen anything like GameStop.

Ryan Cohen: By the way, with cost-cutting, going to expensive consultants that are going to charge $50 million or $100 million and deliver a PowerPoint presentation, that’s not the way to pull costs out of the system.

Barron’s: Are you trying for a Berkshire Hathaway–type play? Some of the things you’ve said about eBay, the brand, do echo Warren Buffett-isms.

Ryan Cohen: Buffett is successful because he’s aligned with shareholders.

Barron’s: But eBay rejected the offer. They called it “not credible.” It seems like they don’t want to sell it to you.

Ryan Cohen: It’s not surprising. We presented a highly credible offer, and it’s exactly what you would expect from a professional board and management team that isn’t aligned with shareholders. So, it’s par for the course.

Barron’s: Why is your offer attractive for eBay shareholders?

Ryan Cohen: It’s at a significant premium from where the stock was when GameStop started buying it, and ultimately, they’d be taking half cash off the table and rolling the other half into a business that is run by me—a business that is going to make a lot more money. And I’m not receiving risk-free compensation and selling stock without putting money on the line. I’m running a business, and I’ve got my own money on the line.

Barron’s: What do you say to people who like how eBay has been doing?

Ryan Cohen: Well, I like eBay’s business, too. That’s why I offered to buy the business. But if you look at how the business has done, from an operating performance standpoint, every single important metric is down.

I love business. It is what I’d consider to be one of the greatest businesses in the world. But it’s got a lot of untapped potential. It’s underearning, and it’s something that can be significantly more profitable and significantly larger.

Barron’s: Would you get rid of GameStop branding on stores? Would they be eBay stores?

Ryan Cohen: No, GameStop is nostalgic. It’s iconic. And it’s not going to be rebranded.

Barron’s: You’ve been cheered on by retail investors for years. How have they reacted to your eBay offer?

Ryan Cohen: You’d have to ask individual retail shareholders. Everyone has their own different perspective. So, I can’t speak on that.

The good thing about this situation at eBay is that ultimately this will be resolved by shareholders. The board and the management team cannot run and hide forever.

Barron’s: Thanks, Ryan.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in GameStop’s definitive proxy statement for the 2026 Annual Meeting of Stockholders to be held July 7, 2026 at 10:00 a.m. CDT, which was filed with the SEC on May  22, 2026 (the “2026 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “Director Nomination Process”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of

Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2: Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Offer Letters and Severance/Change in Control Benefits”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Equity Grant Practices”, “Securities Authorized for Issuance Under Equity Compensation Plans”, “Audit Committee Matters”, “Certain Relationships and Related Transactions”, “Proposal 4: Approval of CEO Performance Award”, “Summary of the Proposed CEO Performance Award”, “Reasons for Approval of the CEO Performance Award”, “Market Capitalization Hurdles with Cumulative Performance EBITDA Hurdles Create Real Value for Stockholders”, “Background of the CEO Performance Award”, “Key Terms of the Proposed CEO Performance Award”, “Other Details Regarding the Proposed CEO Performance Award”, “The Compensation Committee’s Assessment of the CEO Performance Award”, “Practical Implications of the CEO Performance Award” and “Appendix A: CEO Performance Award Agreement”. To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2026 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March  24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 827,648 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”), and has further entered into the long-side of a series of American-style put/call option transactions (the “Put/Call Pairs”), expiring February 23, 2028, with an unaffiliated financial institution counterparty that provide economic exposure to a further 39,046,658 shares of Common Stock. The Put/Call Pairs were only settleable in cash until such time as GameStop provided the unaffiliated financial institution counterparty with reasonable evidence that all applicable filings had been made and any applicable waiting periods had expired or approvals had been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). On June 3, 2026, the HSR Act Condition was satisfied, and as a result, GameStop (in the case of the call portion of the Put/Call Pairs) and the unaffiliated financial institution counterparty (in the case of the put portion of the Put/Call Pairs) electing to settle the Put/Call Pairs now have the option, but not the obligation, to elect for physical settlement of the shares of Common Stock underlying such Put/Call Pairs in lieu of cash settlement. GameStop does not have voting power or dispositive power with respect to the shares of Common Stock underlying such Put/Call Pairs unless and until such Put/Call Pairs are physically settled for Common Stock. On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay shareholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act); failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.